SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                             (AMENDMENT NO. ______)

                    Under the Securities Exchange Act of 1934


                                   CMGI, Inc.
                    -----------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                    -----------------------------------------
                         (Title of Class of Securities)


                                    125750109
                    -----------------------------------------
                                 (CUSIP Number)


                                 General Counsel
                           Compaq Computer Corporation
                             20555 State Highway 249
                                Houston, TX 77070
                                 (281) 370-0670
                    -----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    Copy to:

                             Louis A. Goodman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                One Beacon Street
                                Boston, MA 02108
                                 (617) 573-4800


                                 August 18, 1999
                    -----------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   CUSIP  125750109

     (1)  NAMES  OF  REPORTING  PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Digital  Equipment  Corporation
     ---------------------------------------------------------------------
     (2)  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP:
                                                           (a)  ( )
                                                           (b)  (x)
     ---------------------------------------------------------------------
     (3)  SEC  USE  ONLY

     ---------------------------------------------------------------------
     (4)  SOURCE  OF  FUNDS
            OO
     ---------------------------------------------------------------------
     (5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
          PURSUANT  TO  ITEMS  2(d)  or  2(e)                    (  )

     ---------------------------------------------------------------------
     (6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
          Massachusetts
     ---------------------------------------------------------------------
                                     (7)  SOLE  VOTING  POWER
           NUMBER  OF                            -0-
            SHARES                ----------------------------------------
         BENEFICIALLY                (8)  SHARED  VOTING  POWER
           OWNED  BY                             18,994,975
          REPORTING               ----------------------------------------
           PERSON                    (9)  SOLE  DISPOSITIVE  POWER
            WITH                                 -0-
                                  ----------------------------------------
                                    (10)  SHARED  DISPOSITIVE  POWER
                                                 18,994,975
     ---------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -18,994,975-
     ---------------------------------------------------------------------
     (12)  CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW 11  EXCLUDES CERTAIN
           SHARES                                        (  )

     ---------------------------------------------------------------------
     (13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  11
             -Approximately  16.4%-
     ---------------------------------------------------------------------
     (14)  TYPE  OF  REPORTING  PERSON
             CO

   CUSIP  125750109
     ---------------------------------------------------------------------

     (1)  NAMES  OF  REPORTING  PERSONS
          S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF ABOVE PERSON (ENTITIES ONLY)

     Compaq  Computer  Corporation
     ---------------------------------------------------------------------
     (2)  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP:
                                                           (a)  ( )
                                                           (b)  (x)
     ---------------------------------------------------------------------
     (3)  SEC  USE  ONLY

     ---------------------------------------------------------------------
     (4)  SOURCE  OF  FUNDS
            OO
     ---------------------------------------------------------------------
     (5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
          PURSUANT  TO  ITEMS  2(d)  or  2(e)                    (  )

     ---------------------------------------------------------------------
     (6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
            Delaware
     ---------------------------------------------------------------------
                                     (7)  SOLE  VOTING  POWER
           NUMBER OF                              -0-
            SHARES                 ---------------------------------------
         BENEFICIALLY                (8)  SHARED  VOTING  POWER
           OWNED  BY                              18,994,975
          REPORTING                ---------------------------------------
           PERSON                    (9)  SOLE  DISPOSITIVE  POWER
            WITH                                  -0-
                                   ---------------------------------------
                                    (10)  SHARED  DISPOSITIVE  POWER
                                                  18,994,975
     ---------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -18,994,975-
     ---------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN  ROW  11  EXCLUDES CERTAIN
           SHARES                                        (  )

     ---------------------------------------------------------------------
     (13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  11
             -Approximately  16.4%-
     ---------------------------------------------------------------------
     (14)  TYPE  OF  REPORTING  PERSON
             CO
     ---------------------------------------------------------------------

     ---------------------------------------------------------------------

ITEM  1.     SECURITY  AND  ISSUER.

     The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of CMGI, Inc., a Delaware corporation ("CMGI"). The principal executive offices of CMGI are located at 100 Brickstone Square, Andover, Massachusetts 01810.

     ITEM  2.     IDENTITY  AND  BACKGROUND.

(a)  -  (c)

     This  statement  is  being  jointly  filed  by  the  following  persons
(collectively, the "Reporting Persons") pursuant to Rule 13d-1(k) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"):

          (1) Digital Equipment Corporation, ("Digital") a Massachusetts corporation and a wholly-owned subsidiary of Compaq Computer Corporation, a Delaware corporation ("Compaq") as beneficial owner of 18,994,975 shares of common stock, par value $0.01, of CMGI. Digital has a principal place of business at 20555 State Highway 249, MS 110701, Houston, Texas 77070 and its principal business is implementing and supporting networked business solutions in multivendor environments based on high performance platforms and global service and support.

          To the best of Digital's knowledge as of the date hereof, the name, business address, present principal occupation or employment, name, and principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Digital is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

          2) Compaq as beneficial owner of 18,994,975 shares of common stock, par value $0.01, of CMGI. Compaq has a principal place of business at 20555 State Highway 249, MS 110701, Houston, Texas 77070 and its principal business is the development and marketing of hardware, software, solutions and services, including industry-leading enterprise computing solutions, fault-tolerant business-critical solutions, enterprise and network storage solutions, commercial desktop and portable products and consumer PCs.

          To the best of Compaq's knowledge as of the date hereof, the name, business address, present principal occupation or employment, name, and principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Compaq is set forth in Schedule I hereto. The information contained in
     Schedule I is incorporated herein by reference.

(d) To the knowledge of the Reporting Persons, except for the two-month suspended sentence and fine of approximately $10,000 (US) given by the Tribunal Correctionnel de Draguignan, Draguignan, France, on November 18, 1996, to Thomas Perkins, a Compaq director, in connection with the Tribunal's charge of involuntary manslaughter, as a result of a boating accident during the course of a sailing regatta, neither the Reporting Persons, nor any other executive officers or directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. This suspended sentence was also given to the other parties involved in the accident including the race organizer. No parties were found innocent.

(e) The Reporting Persons have not, nor, to the knowledge of the Reporting Persons, have any of their executive officers or directors been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The executive officers and directors of Digital and Compaq are all citizens of the United States.

             ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             On August 18, 1999, Compaq, CMGI, Digital, AltaVista Company, a wholly owned subsidiary of Digital ("AltaVista") and Zoom Newco Inc., a wholly owned subsidiary of CMGI ("Newco") consummated the transactions contemplated by the Purchase and Contribution Agreement signed by the above named parties as of June 29, 1999 and Amendment No.1 to the Purchase and Contribution Agreement, signed by the above named parties as of August 18, 1999. Digital obtained the shares of Common Stock of CMGI, which are covered by this report, pursuant to a transaction in which CMGI acquired a majority stake in the AltaVista Business, as defined in the Purchase and Contribution Agreement. The Purchase and Contribution Agreement is Exhibit A hereto and is incorporated herein by reference. Amendment No. 1 to Purchase and Contribution Agreement is Exhibit B hereto and is incorporated herein by reference.

             Pursuant to the Purchase and Contribution Agreement: (1) Compaq and Digital transferred to CMGI all of the outstanding capital stock of Shopping.com, a California corporation, and 51.6% of the outstanding capital stock of Zip2 Corp., a California corporation ("Zip2") (collectively, the "Digital Assets"), in exchange for promissory notes of CMGI in the aggregate principal amount of $220 million; (2) CMGI contributed the Digital Assets, 18,994,975 shares of CMGI Common Stock and 18,090.45 shares of CMGI Series D Preferred Stock to Newco, and Newco issued 81,495,016 shares of Newco Common Stock to CMGI; (3) pursuant to an Assignment Agreement, by and among Compaq, Digital and Newco and an International Assignment Agreement, by and among Compaq, Digital and Kesempa Limited, both dated August 18, 1999, (collectively, the "Assignment Agreements") Compaq and Digital contributed certain assets and liabilities (including the remaining outstanding shares of Zip2) constituting the AltaVista division of Digital to Newco and sold certain assets and liabilities to Newco's indirect subsidiary Kesempa Limited, an Irish single member private company, in exchange for 18,994,975 shares of CMGI Common Stock, 18,090.45 shares of CMGI Series D Preferred Stock and 18,504,884 shares of Newco Common Stock, (4) AltaVista merged with and into Newco and the separate corporate existence of AltaVista ceased to exist; and (5) Newco changed its corporate name to AltaVista Company ("AV").


          ITEM  4.     PURPOSE  OF  TRANSACTION.

     Compaq's and Digital's purpose for the transaction was to sell the majority of their interest in the AltaVista division and to participate in Internet-related businesses in part through minority ownership positions in CMGI and AV, and to engage in joint marketing and other activities with CMGI.

          (a) If CMGI shareholders approve the conversion of the CMGI Series D Preferred Stock in CMGI Common Stock, Digital, may exercise its right to convert shares of CMGI Series D Preferred Stock into 1,809,045 shares of CMGI Common Stock.

          (b)  Pursuant  to  Section  5.4  of  the  Purchase  and  Contribution
Agreement, Compaq has the right to designate one member of the Board of Directors of CMGI.

          Except as discussed herein, the Reporting Persons have no current plans or proposals which relate to or would result in any of the following:



          (c)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization   or  liquidation   involving  the  issuer  or  any  of  its
     subsidiaries;

          (d) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

          (e) any material change in the present capitalization or dividend policy of the issuer;

          (f) any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

          (g)  changes  in  the   issuer's   charter,   bylaws  or   instruments
     corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

          (j) any action similar to any of those enumerated above.

           ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

          (a) & (b) As of the date hereof, Digital is the record holder of 18,994,975 shares of Common Stock of the CMGI. This number represents 16.4% of the outstanding common stock of CMGI. This percentage is based on the number of shares of CMGI Common Stock reported by CMGI in its proxy statement filed with the Commission on September 16, 1999. That number includes the 18,994,975 shares of CMGI Common Stock issued to Digital and referred to in this report. Compaq is the sole shareholder of Digital and, as such, beneficially owns those 18,994,975 shares of CMGI Common Stock. Due to the relationship between Compaq and Digital, Digital and Compaq share voting power and dispositive power with respect to these shares.

          (c) Except as described herein, neither Digital nor Compaq has not effected any transactions in the Common Stock during the past 60 days.

          (d)     Not  applicable.

          (e)     Not  applicable.

          ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The responses to Items 3 and Item 4 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

          In connection with the execution and delivery of the Purchase and Contribution Agreement, Compaq and certain holders of CMGI Common Stock entered into a Voting Agreement whereby such holders of CMGI Common Stock agree to appear for the purpose of obtaining a quorum at any annual or special meeting of stockholders of CMGI and to vote, or cause the record holder to vote, all the shares of CMGI Common Stock owned by such holders in favor of the conversion of the CMGI Series D Preferred Stock into CMGI Common Stock and to vote against any action, proposal or agreement that could reasonably be expected to prejudice that conversion. The Voting Agreement is Exhibit D hereto and is incorporated herein by reference.

          ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

          Exhibit A:  Joint Filing  Agreement dated as of October 12, 1999 between  the Reporting Persons.

          Exhibit B:  Purchase  and Contribution Agreement, dated as of June 29,
                      1999, by and among CMGI, Inc. Compaq Computer Corporation, Digital Equipment Corporation, AltaVista Company and Zoom Newco.

          Exhibit C:  Amendment No. 1 to Purchase and Contribution Agreement,
                      dated as of August 18, 1999, by and among CMGI, Inc.,
                      Compaq Computer   Corporation,   Digital   Equipment
                      Corporation,  AltaVista Company and Zoom Newco Inc.

          Exhibit D:  Certificate  of  Designations, Preferences and  Rights of
                      Series D Preferred  Stock  of  CMGI,  Inc.

          Exhibit E:  Voting  Agreement, dated  as  of  June 29, 1999, by and between Compaq Computer Corporation and certain stockholders

---------------------
1 Incorporated herein by reference to Exhibit 10.22 of the Form 8-K filed by Compaq Computer Corporation with the Commission on August 13, 1999.

2 Incorporated herein by reference to Exhibit 2.2 of the Form 8-K filed by CMGI, Inc. with the Commission on September 2, 1999.

3 Incorporated herein by reference to Exhibit 4.1 of the Form 8-K filed by CMGI, Inc. with the Commission on September 2, 1999.

                                    SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement is true, complete and correct.



                                     DIGITAL  EQUIPMENT  CORPORATION


Date: October 18, 1999               By: /s/Linda  S.  Auwers
                                     -------------------------------
                                     Name:  Linda  S.  Auwers
                                     Title: Vice  President,  Assistant
                                            Secretary/Assistant  Clerk

                                   SCHEDULE I
                                   ----------


                      DIRECTORS  AND  EXECUTIVE  OFFICERS
                      OF  DIGITAL  EQUIPMENT  CORPORATION


     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of the Reporting Person. With the exception of Enrico Pesatori and Edward McCown Straw, the business address of each director and executive officer is Digital Equipment Corporation, Digital Equipment Corporation, 20555 State Highway 249, Houston, TX 77070. Each such person is a U.S. citizen.

Edward  McCown  Straw                  Director,  President  of  Digital  and
                                       Senior Vice President of Compaq, Supply
                                       Chain Management.  His business address
                                       and  the  address  of  Compaq  is 20555
                                       State  Highway 249, Houston, TX 77070.

Enrico  Pesatori                       Director  of  Digital,  Senior  Vice
                                       President of  Compaq,  Group  General
                                       Manager,  Enterprise  Solutions  &
                                       Services Group. His business address and the address of Compaq is 20555 State
                                       Highway 249, Houston,TX  77070.

Ben Kent Wells                         Director, Vice President and Treasurer of
                                       Digital

William  R.  Johnson                   Vice  President  of  Digital

Russel  Wong                           Vice  President  of  Digital

Irving  Rothman                        Vice  President  of  Digital

Michael  Winkler                       Vice  President  of  Digital

Linda  S.  Auwers                      Vice  President,  Assistant
                                       Secretary/Assistant  Clerk  of  Digital

Kimberly  P.  Bradbury                 Assistant  Secretary/Assistant  Clerk  of
                                       Digital

Louis  B.  Fontana,  Jr.               Assistant  Secretary/Assistant  Clerk  of
                                       Digital

Tom  Grilk                             Assistant  Secretary/Assistant  Clerk of
                                       Digital

Irene  Kosturakis                      Assistant  Secretary/Assistant  Clerk  of
                                       Digital

Richard  Lange                         Assistant  Secretary/Assistant  Clerk  of
                                       Digital

Ronald  L.  Smith                      Assistant  Secretary/Assistant  Clerk  of
                                       Digital

                        DIRECTORS AND EXECUTIVE OFFICERS
                        OF COMPAQ  COMPUTER  CORPORATION


     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of the Reporting Person. Each such person is a U.S. citizen.


Michael  D.  Capellas        Director of Compaq,  President &  Chief  Executive
                             Officer.  His  business  address  is  20555 State
                             Highway 249, Houston, TX 77070

Benjamin  M. Rosen           Chairman of the Board, Compaq Computer Corporation.
                             His business address is  20555  State Highway  249,
                             Houston,  TX  77070

Lawrence  T. Babbio, Jr.     Director of Compaq, Chief Operating Officer of Bell
                             Atlantic  Corporation.  Bell  Atlantic  Corporation
                             is  a  provider of advanced wireline voice and data
                             services,  wireless  services  and publisher  of
                             directory information. His business address and the
                             address of Bell Atlantic Corporation is 1095 Avenue
                             of  America  Room  912,  New  York,  NY  10036

Frank  P.  Doyle             Director of Compaq.  His  business address is 20555
                             State Highway  249,  Houston,  TX  77070

Robert  T.  Enloe,  III      Director of  Compaq,  managing  partner of Balquita
                             Partners,  Ltd,  a  real  estate  and  securities
                             investment  partnership.  His business  address,
                             and  the address of Balquita Partnership, Ltd is
                             312 Maple Avenue, Suite 2000,  Dallas  Texas  75201

George  H.  Heilmeier        Director of Compaq, Chairman  Emeritus of Telcordia
                             Technologies, a research and engineering consortium owned by Bell operating companies. His business address and the address of Telcordia is Morris Corporate Center, 445 South Street,
                             Morristown,  New  Jersey  07960 6438

Peter N. Larson              Director  of  Compaq, Chairman and Chief  Executive
                             Officer of Brunswick Corporation,  a  multinational
                             Company serving outdoor and indoor active recreation markets. His business address and the address of Brunswick Corporation is 1 N.
                             Field  Court,  Lake  Forest,  Ill  60045.

Kenneth L. Lay               Director of Compaq, Chairman of the Board and Chief
                             Executive Officer  of Enron  Corp.,  a  diversified
                             energy  company.  His  business  address  and  the
                             address  of  Enron  Corp.  is 1400 Smith Street,
                             50th  Floor,  Houston,  Texas  77002

Thomas  J.  Perkins          Director  of  Compaq, general  partner  of  Kleiner
                             Perkins Caufield  &  Byers  since 1972,  a  private
                             investment partnership.  His  business address  and
                             the address of  Kleiner Perkins Caufield & Byers is
                             4 Emarcadero Center,  Suite  1880,  San  Francisco,
                             CA  94111

Kenneth  Roman               Director of Compaq. His business  address  is 20555
                             State Highway  249,  Houston,  TX  77070.

Lucille  S.  Salhany         Director of Compaq, President  and  Chief Executive
                             Officer of J.H. Media Limited. Her business address
                             And  the  address  of  J.H.  Media  Limited  is  34
                             Strawberry  Hill  Street,  Dover,  MA  02030.

Judith  L.  Craven           Director  of Compaq.  Her business address is 20555
                             State Highway  249,  Houston,  TX  77070.

Linda  S.  Auwers            Vice  President,  Associate  General  Counsel  and
                             Secretary of Compaq. Her business address and the Address of Compaq is 20555 State Highway 249,
                             Houston,  TX  77070.

Peter  Blackmore             Senior  Vice  President  of  Compaq, Group General
                             Manager, Sales & Marketing. His business address and the address of Compaq is 20555 State Highway
                             249,  Houston,  TX  77070.

Michael  D.  Capellas        President  &  Chief  Executive Officer  of  Compaq.
                             His business address and the address of Compaq is 20555 State Highway 249, Houston, TX 77070.

Michael  J.  Larson          Senior  Vice  President  of  Compaq,  Group General
                             Manager, Consumer Group. His business address and the address of Compaq is 20555 State Highway 249,
                             Houston,  TX  77070.

Robert  V.  Napier           Senior  Vice  President  of  Compaq,  Information
                             Management & Chief Information Officer. His business address and the address of Compaq is 20555 State Highway 249, Houston, TX 77070.

Enrico  Pesatori             Senior  Vice  President  of  Compaq, Group General
                             Manager,  Enterprise  Solutions & Services  Group.
                             His business address and the address of Compaq is 20555 State Highway 249, Houston, TX 77070.

Thomas  C.  Siekman          Senior  Vice President & General Counsel of Compaq.
                             His business address and the address of Compaq is 20555 State Highway 249, Houston, TX 77070.

Edward  M.  Straw            Senior  Vice President  of  Compaq,  Supply  Chain
                             Management. His business address and the address of Compaq is 20555 State Highway 249, Houston,
                             TX  77070.

William  D. Strecker         Senior  Vice  President  of  Compaq,  Technology  &
                             Corporate Development. His business address and the address of Compaq is 20555 State Highway 249,
                             Houston,  TX  77070.

Ben  K.  Wells               Vice  President & Corporate Treasurer  and  Acting
                             Chief Financial Officer of Compaq. His business address and the address of Compaq is 20555 State
                             Highway  249,  Houston,  TX  77070.

Michael  J.  Winkler         Senior  Vice  President of  Compaq, Group  General
                             Manager,  Commercial  Personal  Computing  Group.
                             His business address and the address of Compaq is 20555 State Highway 249, Houston, TX 77070.

                                                                       EXHIBIT A
                                                                       ---------


                             Joint  Filing  Agreement
                             ------------------------


     In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, each of the parties hereto agrees with the other party that the statement of Schedule 13D pertaining to certain securities of CMGI, Inc. to which this agreement is an exhibit is filed by and on behalf of each such party and that any amendment thereto will be filed on behalf of each such party.


                                 COMPAQ  COMPUTER  CORPORATION


Date: October 18, 1999           By:  /s/ Linda  S.  Auwers
                                      ----------------------
                                 Name:    Linda  S.  Auwers
                                 Title:   Vice President, Associate General
                                 Counsel  and  Secretary


                                 DIGITAL  EQUIPMENT  CORPORATION


Date: October 18, 1999           By:  /s/ Linda  S.  Auwers
                                      ----------------------
                                 Name:    Linda  S.  Auwers
                                 Title:   Vice  President,  Assistant
                                          Secretary/Assistant  Clerk

                                                                       EXHIBIT E
                                                                       ---------

                               VOTING  AGREEMENT


          VOTING AGREEMENT (this "Agreement"), dated June 29, 1999, by and between Compaq Computer Corporation, a Delaware corporation ("Compaq") and each of the parties identified on Annex I hereto (individually a "Stockholder" and collectively the "Stockholders").

          WHEREAS, the Stockholders are, as of the date hereof, the record and beneficial owners of the shares of common stock, $.01 par value (the "Common Stock") of CMGI, Inc., a Delaware corporation (the "Company"), set forth on Annex I hereto;

          WHEREAS, Zoom Newco Inc., a Delaware corporation and a wholly owned subsidiary of CMGI ("Newco"), and Digital Equipment Corporation, a Massachusetts corporation and a wholly owned subsidiary of Compaq ("Digital") have entered into a Purchase and Contribution Agreement (the "Purchase Agreement") whereby Digital will convey assets to Newco in exchange for shares of Common Stock and Series D Preferred Stock (the "Preferred Security") of the Company and other valuable consideration;

          WHEREAS, the Preferred Security shall be convertible into shares of Common Stock of the Company (the "Conversion") upon the affirmative vote of a majority of votes cast of the stockholders of the Company; and

          WHEREAS, as a condition to the willingness of Compaq and in order to induce Compaq to enter into the Purchase Agreement, the Stockholders have agreed to enter into this Agreement;

          NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

          SECTION 1. Voting of Shares. Each Stockholder hereby agrees to (a) appear, or cause the holder of record on any applicable record date (the "Record Holder") to appear for the purpose of obtaining a quorum at any annual or special meeting of stockholders of the Company and at any adjournment thereof at which matters relating to the Conversion are considered, (b) vote, or cause the Record Holder to vote, in person or by proxy all of the shares of the Company Common Stock owned by Stockholder, or with respect to which such Stockholder has or shares voting power or control, and all of the shares of Company Common Stock which shall, or with respect to which voting power or control shall, hereafter be acquired by such Stockholder (collectively, the "Shares") in favor of the Conversion, and (c) vote, or cause the Record Holder to vote, in person or by proxy, at any meeting of stockholders, such Stockholder's Shares against any action, proposal or agreement that could reasonably be expected to prejudice the Conversion.

          SECTION 2. Representations and Warranties of the Stockholders. The Stockholders jointly and severally hereby represent and warrant to Compaq as follows:

               (a) Each Stockholder is the record and beneficial owner of the shares of Common Stock (the number of which may be adjusted from time to time pursuant to Section 4 hereof) set forth opposite his name on Annex I to this Agreement.

               (b) Each Stockholder has the legal capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

               (c) This Agreement has been validly executed and delivered by each Stockholder and constitutes the legal, valid and binding obligation of such Stockholder, enforceable against each Stockholder in accordance with its terms.

               (d) Neither the execution and delivery of this Agreement nor the consummation by each Stockholder of the transactions contemplated hereby will violate any other agreement to which the Stockholder is a party.

               (e) Each Stockholder hereby covenants and agrees that, except as contemplated by this Agreement, the Stockholder (a) has not entered, and shall not enter at any time while this Agreement remains in effect, into any voting agreement inconsistent with this Agreement, and (b) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy or power of attorney, in either case which is inconsistent with this Agreement.

               (f) The Shares and the certificates representing the Shares owned by each Stockholder are now and at all times during the term hereof will be held by the Stockholder, or by a nominee or custodian for the benefit of the Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

               SECTION 3 Transfer of the Shares. Prior to the termination of this Agreement, except as otherwise provided herein, (a) the Stockholder shall not: (i) transfer (which term shall include, without limitation, for the purposes of this Agreement, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Shares or options to purchase Common Stock ("Options"); (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of or encumbrance on any of the Shares or Options or any interest therein; (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to the Shares or Options; (iv) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares or Options; or (v) take any other action that would in any way restrict, limit or interfere with the performance of such Stockholder's obligations hereunder or the transactions contemplated hereby, and (b) the Stockholder, hereby agree and consent to the entry of stock transfer instructions by the Company against the transfer of any Shares consistent with the terms of Section 2(a).

          SECTION 4 Certain Events. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Common Stock or the acquisition of additional shares of Common Stock or other securities or rights of the Company by the Stockholder, the number of Shares shall be adjusted appropriately, and this Agreement and the obligations hereunder shall attach to any additional shares of Common Stock, Options or other securities or rights of the Company issued to or acquired by the Stockholder.

          SECTION 5 Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate immediately upon the earlier of (a) the conversion of the Preferred Security into shares of Common Stock of the Company, or (b) two months after the initial meeting of stockholders referred to in Section 1; provided, however, that Section 7 shall survive any termination of this Agreement.

          SECTION 6 Expenses. All fees and expenses incurred by any one party hereto shall be borne by the party incurring such fees and expenses; provided, however, that if any legal action is instituted to enforce or interpret the terms of this Agreement, the prevailing party in such action shall be entitled, in addition to any other relief to which the party is entitled, to reimbursement of its actual attorneys fees.

          SECTION 7 Support for the Transaction. David S. Wetherell hereby agrees that he will publicly and actively support the Conversion and will publicly and actively oppose any action or proposed action that could materially prejudice, hinder or delay the completion of the Conversion.

          SECTION  8   Miscellaneous.

          (a) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specified terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms and provisions hereof in addition to any other remedy to which they are entitled at law or in equity.

          (b) All notices and other communications hereunder shall be in writing and shall be deemed given upon (i) transmitter's confirmation of a receipt of a facsimile transmission, (ii) confirmed delivery by a standard overnight carrier or when delivered by hand or (iii) the expiration of five business days after the day when mailed in the United States by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address for a party as shall be specified by like notice):


          (A)     if  to  the  Stockholders,  to:

                  David  S.  Wetherell
                  100  Brickstone  Square
                  First  Floor
                  Andover,  Massachusetts  01810
                  Telephone:  (978)  684-3600
                  Facsimile:  (978)  684-3814

          (B)     if  to  Compaq,  to:

                  Compaq  Computer  Corporation
                  20555  State  Highway  249
                  Houston,  Texas  77070
                  Attention:  General  Counsel
                  Telephone:  (281)  370-0670
                  Facsimile:  (281)  927-8835

               (c) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

               (d) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall be considered one and the same agreement.

               (e) This Agreement (including any other documents and instruments referred to herein) constitutes the entire agreement, and supersedes all prior agreements and understandings, whether written and oral, among the parties hereto with respect to the subject matter hereof.

               (f) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the principles of conflicts of laws thereof.

               (g) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors and assigns, and the provisions of this Agreement are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

               (h) If any term, provision, covenant or restriction herein is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

               (i) Each of the parties hereto acknowledges and agrees that in the event of any breach of this Agreement, each non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto (i) will waive, in any action for specific performance, the defense of adequacy of a remedy at law, and (ii) shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to compel specific performance of this Agreement.

               (j) No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

                   END OF AGREEMENT EXCEPT FOR SIGNATURE PAGES

     IN WITNESS WHEREOF, Compaq and the Stockholders have caused this Agreement to be duly executed under seal and delivered as of the date first written above.

                              COMPAQ  COMPUTER  CORPORATION


                              By: /s/ Harold  F.  Enright,  Jr.
                                 --------------------------------
                              Name:   Harold  F.  Enright,  Jr.
                              Title:  Vice  President


                              DAVID  S.  WETHERELL


                              /s/  David  S.  Wetherell
                                 --------------------------------
                              Name:  David  S.  Wetherell

                              DAVID  S.  WETHERELL  CHARITABLE  TRUST


                              By: /s/ David  S.  Wetherell
                                 --------------------------------
                              Name:   David  S.  Wetherell
                              Title:  Trustee


                              NORTH  ANDOVER,  LLC

                              By:  KITTREDGE, LLC, its Managing  Member


                              By: /s/ David  S.  Wetherell
                                 --------------------------------
                              Name:   David  S.  Wetherell
                              Title:  Managing  Member

                                     ANNEX  I

                            Ownership of Common Stock



    Beneficial Owner                        Shares of Common Stock

David S. Wetherell                              6,741,232

David  S.  Wetherell
Charitable Trust                                   23,372

North Andover, LLC                              8,466,336